UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
________________________________________________________________________________

1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily Opportunity Fund, Inc. is a Maryland corporation formed to invest in and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. The use of the terms the “Company”, “we”, “us”, or “our” in this report refer to Cottonwood Multifamily Opportunity Fund, Inc. and its subsidiaries, unless the context indicates otherwise.

Cottonwood Capital Property Management II, LLC acts as our sponsor, property manager and asset manager. We have no employees and are substantially reliant on Cottonwood Capital Property Management II, LLC and its resources to implement our business strategy. Our sponsor is a subsidiary of Cottonwood Residential O.P., LP (“CROP”) and has experience in operating multifamily construction and development projects. CROP is the operating partnership for Cottonwood Communities, Inc. ("CCI"). CCI, as the sole member of the sole general partner of CROP makes all decisions on behalf of CROP. CCI is controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, John Lunt, Jonathan Gardner and Phillip White. Prior to May 7, 2021, when Cottonwood Residential II, Inc. ("CRII") merged with and into CCI, CROP was the operating partnership for CRII and CRII made all decisions on behalf of CROP. CRII was controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Phillip White.

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We have three members on our board of directors, all of whom are either officers, directors, or both, of Cottonwood Communities, Inc. As a result, we do not have independent management. The board of directors has the right, with input from our investment committee, to make decisions regarding investments by our operating partnership. We do not have an outside advisor, and we do not plan to engage an advisor.

In November 2017, we offered $50,000,000 in shares of our common stock at a purchase price of $10.00 per share through an offering qualified as a “Tier 2” offering pursuant to Regulation A under the Securities Act (the “Offering”). We completed the Offering in August 2019 after raising the full offering amount.

We may, in our board of directors’ sole discretion, elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”) but are not required to do so.

Our Investments

We have made our investments through joint ventures with CROP, which we refer to as the Cottonwood Joint Ventures. Affiliated executives also have participated as members of certain Cottonwood Joint Ventures. The Cottonwood Joint Ventures may in turn enter into joint ventures with third party developers or a developer affiliated with CROP (an “Affiliated Developer”), which we refer to as the Development Joint Ventures.

2

As of June 30, 2021, through separate Cottonwood Joint Ventures, we had investments in two development projects and one investment in land held for development.

Property Name	Property Location	Units to be Built	Net Rentable Square Feet	Estimated Completion	Investment to Date	Joint Venture Interest	Dated Contracted
Park Avenue	Salt Lake City, UT	234	167,130	Q4 2021	$16,693,948	76.4%	8/10/2018
Cottonwood on Broadway	Salt Lake City, UT	254	207,642	Q2 2022	$25,929,117	81.2%	8/6/2019

Other Investment	Property Location	Description			Investment to Date	Joint Venture Interest	Dated Contracted
Block C	Millcreek, UT	Land held for development			$3,290,000	62.8%	1/14/2021
Capital contributions may be made on a pro-rata basis as needed to complete the projects. We may fund other members' required additional capital contributions through loans or dilution of their interest.

Park Avenue will include a mix of studio, one-bedroom, and two-bedroom units and have a fitness center, clubhouse, and resort-style pool and lounge area. The total development cost of the project is expected to be approximately $60,000,000, of which approximately $23,000,000 is expected to be funded by capital contributions from CROP, CREDE (a co-developer), and us through the Park Avenue Joint Venture.

Cottonwood on Broadway will include a mix of studio, one-bedroom, and two-bedroom units and have a fitness center, clubroom, and a roof-top resort-style pool. The total development cost of the project is expected to be approximately $76,300,000, of which approximately $31,700,000 is expected to be funded by capital contributions from CROP, and us through the Broadway Joint Venture.

Block C currently owns land and plans to develop a mixed-use multifamily apartment and retail community located in a qualified opportunity zone in Millcreek, Utah.

See Note 3 and Note 4 of the consolidated financial statements for further discussion regarding our investments.

Results of Operations

As of June 30, 2021 and 2020, we had net losses of 486,250 and 481,194, respectively, primarily from asset management fees and other general and administrative expenses in excess of the amount of interest income earned on cash deposits. We expect asset management fees and other general and administrative expenses to increase in future periods as a result of more capital being deployed, offset by income from our development projects as they are completed and leased-up.

Our results of operations for the six months ended June 30, 2021 are not indicative of those expected in future periods as our projects are currently under development.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

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We believe our accounting policies on consolidation and investments in joint ventures are critical. Refer to Note 2 of our consolidated financial statements for a more thorough discussion of our significant accounting policies and procedures.

Liquidity and Capital Resources

We obtain the capital required to invest in multifamily construction and development projects and multifamily development-related assets and conduct our operations from the proceeds of the Offering, from capital provided by our joint venture partners, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

The Park Avenue Joint Venture and the Broadway Joint Venture have non-revolving, senior secured construction loan facilities of $37,000,000 and $44,625,000, respectively, for the construction of their projects that are drawn upon as needed. As of June 30, 2021, the Park Avenue Joint Venture had drawn approximately $20,420,000 and the Broadway Joint Venture had drawn approximately $11,050,000 on their respective construction loan facilities.

We may leverage individual assets up to 50% to 70% of the cost of such assets. We may leverage a particular asset in an amount that is greater or lesser than the foregoing, in the board of directors’ sole discretion. However, we expect the debt financing for our entire portfolio to be no more than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). Our charter does not limit us from incurring debt.

We may make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level. If we do not elect to be taxed as a REIT, we will not be required to make a minimal level of distributions.

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects.  We do not intend to pay distributions during the early stages of our existence as we have acquired multifamily construction and development projects with the proceeds from the Offering. If we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

Trends and Key Information Affecting our Performance

Overview
We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market is well positioned to withstand many of the conceivable adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.
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Nonetheless, the extent to which COVID-19 impacts our business will depend on future developments, which are uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. As a result of the ongoing public health crisis, construction and completion of our development projects may be delayed due to supply and/or labor shortages and we may incur additional costs beyond those assumed in determining our estimated net asset value. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. In addition, we may be unable to obtain financing for the acquisition of investments on satisfactory terms, or at all. As a result, our business and financial results could be materially and adversely impacted.
The Greater Salt Lake Area Multifamily Market
As a result of a successful reopening of the economy and a continuation of strong in-migration and demographic trends, the greater Salt Lake City market has weathered the COVID-19 pandemic-induced downturn better than most U.S. markets. Employment returned to pre-pandemic levels of employment in the first half of 2021 while the majority of the nation is still in recovery mode.

Job losses sustained during business closures related to the pandemic drove unemployment up to just over 11% in April 2020, and while abnormally high, this was one of the lowest metro unemployment rates in the U.S. With the economy fully reopened, jobs returned in earnest and pushed unemployment down to approximately 4% during the first half of 2021.

Utah's lower costs of doing business, which include lower tax rates, tax incentives, and more affordable real estate and labor, have helped encourage companies with existing presences to expand and new companies to enter the area. A significant portion of the metro's job growth comes from an array of high-paying, white-collar employers in info-tech, finance, and professional services.

The financial and technology industries have seen considerable growth over the past several years, seeing gains of around 20% since 2011. There are more than 6,000 technology and software companies located in the Salt Lake City and Provo markets, including Overstock.com, Adobe, Qualtrics, Pluralsight and Domo. Major financial employers include Zions Bank, Wells Fargo, Discover Financial Services, Goldman Sachs and American Express.

The Salt Lake metro is responsible for approximately 40% of the state's tourist-generated tax revenue, with Salt Lake City International Airport being a primary gateway in the region. Construction continues on the $4.1 billion Salt Lake City International Airport expansion. The first phase opened in the fall of 2020 and the second phase is expected to open in 2024. Once complete, the airport will be able to support 34 million visitors per year.

According to the 2020 U.S. Census, Utah's population grew by 18.4% over the past decade, making Utah the fastest-growing state in the United States.

Item 2. Other Information

None.
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Item 3.    Consolidated Financial Statements

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
Assets
Real estate investment	$5,264,729	$—
Investments in joint ventures	42,617,820	39,151,967
Cash and cash equivalents	2,647,036	9,778,328
Related party receivables	—	332
Other assets	13,512	45,938
Total assets	$50,543,097	$48,976,565
Liabilities and equity
Liabilities
Accounts payable and accrued liabilities	$14,614	$160
Related party payables	73,654	7,045
Total liabilities	88,268	7,205
Commitments and contingencies (Note 8)
Equity
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 5,001,000 shares issued and outstanding at both June 30, 2021 and December 31, 2020	50,010	50,010
Additional paid in capital	49,959,990	49,959,990
Accumulated deficit	(1,526,890)	(1,040,640)
Total equity	48,483,110	48,969,360
Noncontrolling interests	1,971,719	—
Total equity and noncontrolling interests	50,454,829	48,969,360
Total liabilities, equity, and noncontrolling interests	$50,543,097	$48,976,565

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenues
Interest income	$1,490	$249,076
Expenses
Asset management fee to related party	(401,787)	(399,491)
General and administrative expenses	(85,953)	(175,790)
Net operating losses	(486,250)	(326,205)
Equity in losses	—	(4,019)
Loss before income taxes	(486,250)	(330,224)
Income tax expense	—	(150,970)
Net loss	(486,250)	(481,194)
Net loss attributable to noncontrolling interests	—	1,210
Net loss attributable to common stockholders	$(486,250)	$(479,984)

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Common Stock					Noncontrolling Interest
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity		Total Equity
Balance at December 31, 2020 (Audited)	5,001,000	$50,010	$49,959,990	$(1,040,640)	$48,969,360	$—	$48,969,360
Noncontrolling interest on consolidation	—	—	—	—	—	1,971,719	1,971,719
Net loss	—	—	—	(486,250)	(486,250)	—	(486,250)
Balance at June 30, 2021 (Unaudited)	5,001,000	$50,010	$49,959,990	$(1,526,890)	$48,483,110	$1,971,719	$50,454,829

	Common Stock					Noncontrolling Interest
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity		Total Equity
Balance at December 31, 2019 (Audited)	5,001,000	$50,010	$49,959,990	$(210,769)	$49,799,231	$1,810,888	$51,610,119
Noncontrolling interest contribution	—	—	—	—	—	988,974	988,974
Net loss	—	—	—	(479,984)	(479,984)	(1,210)	(481,194)
Balance at June 30, 2020 (Unaudited)	5,001,000	$50,010	$49,959,990	$(690,753)	$49,319,247	$2,798,652	$52,117,899

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(486,250)	$(481,194)
Changes in operating assets and liabilities:
Other assets	29,416	38,875
Accounts payable and accrued liabilities	14,454	26,523
Related party payables	66,941	22,042
Deferred income taxes	—	150,970
Net cash used in operating activities	(375,439)	(242,784)

Investing activities
Real estate investment	(3,290,000)	—
Investments in joint ventures	(3,465,853)	(9,673,245)
Net cash used in investing activities	(6,755,853)	(9,673,245)

Financing activities
Contributions from affiliated executives	—	988,974
Net cash provided by financing activities	—	988,974

Net decrease in cash and cash equivalents	(7,131,292)	(8,927,055)
Cash and cash equivalents at beginning of period	9,778,328	30,994,032
Cash and cash equivalents at end of period	$2,647,036	$22,066,977

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2021
Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company") is a Maryland corporation formed to invest in and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

Cottonwood Capital Property Management II, LLC acts as our sponsor, property manager and asset manager. We have no employees and are substantially reliant on Cottonwood Capital Property Management II, LLC and its resources to implement our business strategy. Our sponsor is a subsidiary of Cottonwood Residential O.P., LP ("CROP") and has experience in operating multifamily construction and development projects. CROP is the operating partnership for Cottonwood Communities, Inc. ("CCI"). CCI, as the sole member of the sole general partner of CROP makes all decisions on behalf of CROP. CCI is controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, John Lunt, Jonathan Gardner and Phillip White. Prior to May 7, 2021, when Cottonwood Residential II, Inc. ("CRII") merged with and into CCI, CROP was the operating partnership for CRII and CRII made all decisions on behalf of CROP. CRII was controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Phillip White.

Commencing in November 2017, we offered $50,000,000 in shares of our common stock at a purchase price of $10.00 per share through an offering qualified as a "Tier 2" offering pursuant to Regulation A under the Securities Act (the "Offering"). We completed the Offering in August 2019 after raising the full offering amount.

We have invested through joint ventures with CROP, which we refer to as the Cottonwood Joint Ventures. Affiliated executives also have participated as members of certain Cottonwood Joint Ventures through a residual interest. As of June 30, 2021, we have three Cottonwood Joint Ventures: the Park Avenue Joint Venture, the Broadway Joint Venture, and the Block C Joint Venture. The Broadway Joint Venture has in turn entered into a joint venture with a third-party developer and affiliate of CROP, which we refer to as the Development Joint Venture.

The Development Joint Venture is managed by the developer who oversees the day-to-day development and management of the project. The Cottonwood Joint Ventures have the right to approve major decisions affecting the Development Joint Ventures. The terms of each agreement vary on a joint venture by joint venture basis.

We have made no mezzanine or preferred equity investments to date.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (COVID-19) pandemic. During the six months ended June 30, 2021, we did not experience significant disruptions in the construction of our development projects from the COVID-19 pandemic; however, we continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact the construction, related costs and the timing of completion of our development projects.

Note 2 - Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2020 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Variable Interest Entities (VIEs) are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property. If an entity is not a VIE, consolidation is determined based on the voting model, where generally the entity holding the majority interest will consolidate. The Company's subsidiaries, except for the Block C Joint Venture, are variable interest entities (“VIE”).

The Company consolidates the Operating Partnership and the Block C Joint Venture. Control of the Park Avenue Joint Venture and the Broadway Joint Venture is shared equally between the members. We are not considered the primary beneficiary of these joint ventures as CROP controls the development of the Park Avenue and Broadway projects. As a result, our investments in these joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Noncontrolling interest

The portion of ownership interest in consolidated entities not attributable to us are reported as noncontrolling interest. Equity and net income (loss) directly attributable to us and to noncontrolling interest are clearly identified and presented separately on the consolidated financial statements. Changes in noncontrolling ownership interest are accounted for as equity transactions.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the Offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We did not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,143,000. Organizational costs incurred by our sponsor were not significant.

Real Estate Investment

We capitalize direct and indirect costs specifically associated with a real estate project that is under development. All other costs are charged to expense as incurred.

Investment in Joint Venture

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and cash equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2021, but are not required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

If we fail to qualify as a REIT in any taxable year or determine not to elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and, if we had elected to be taxed as a REIT but subsequently fail to qualify as a REIT, we generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders.

We incurred cumulative net losses before income taxes of approximately $1,530,000 through June 30, 2021. We had a deferred tax asset of approximately $398,000 associated with these losses. The deferred tax asset is fully allowed for as we do not expect to realize the tax benefit due to the expectation that we will qualify for REIT status.

Note 3 - Real Estate Investment

Block C

Block C, which currently includes land held for development and initial development costs, is structured as follows (with certain wholly owned subsidiaries being excluded for simplicity):

	Cottonwood Residential O.P., LP ("CROP")		Cottonwood Capital Management, Inc. ("CCMI")

	99.0%		1.0%

	0.5%
Cottonwood Multifamily Opportunity Fund, Inc.		Cottonwood Block C QOF, LLC

	Block C Joint Venture
62.8%		36.7%

	100%

	Block C

In January 2021, we obtained a majority interest and consolidated the Block C Joint Venture through a contribution of $3,250,000. The Block C Joint Venture owns land and plans to develop a multifamily apartment community located in a qualified opportunity zone in Millcreek, Utah, a city in Salt Lake County, Utah. By June 30, 2021, we had contributed $3,290,000 to the Block C Joint Venture, which equated to a 62.8% interest. The remaining noncontrolling interest ownership is held by CROP and CCMI, a fully owned subsidiary of CROP.

The Block C Joint Venture had $5,264,729 of capitalized development costs at June 30, 2021. Block C did not have any operating activity or distributions for the six months ended June 30, 2021.

Note 4 - Investment in Joint Venture
Park Avenue

The Park Avenue development is structured as follows (with wholly owned subsidiaries being excluded for simplicity):

Cottonwood Multifamily Opportunity Fund, Inc.		Cottonwood Residential O.P., LP ("CROP")			CREDE

84.9%		15.1%	90.0%		10.0%

	Park Avenue Investor			Development Joint Venture
Residual Interest
		Park Avenue Joint Venture
Affiliated Executives	90.0%			10.0%

		100%

		Park Avenue Development

We record our investment in CW Investor at Sugar House, LLC ("Park Avenue Investor") under the equity method of accounting. Prior to October 1, 2020, Park Avenue Investor was a consolidated entity owned by affiliated executives and us. The affiliated executives used loans from CROP to fund their investment in Park Avenue Investor. On October 1, 2020, we deconsolidated Park Avenue Investor as CROP became the primary beneficiary when it acquired the rights to a 5% preferred return and capital interest in Park Avenue Investor to settle the loans. CROP's overall ownership in the project increased, while the affiliated executives retain a residual interest in Park Avenue Investor allowing them to participate in the residual profits of the project.

As of October 1, 2020, the total contribution to Park Avenue Investor by the affiliated executives was $2,800,000. Their contributions and share of income were recorded as noncontrolling interest on the consolidated financial statements. The result of the deconsolidation of Park Avenue Investor on October 1, 2020 was the removal of the noncontrolling interest associated with the affiliated executives and associated income. No gain or loss was recognized on the change of control.

As of June 30, 2021, we had invested $16,693,948 in Park Avenue Investor. Park Avenue Investor's only asset as of June 30, 2021 was an equity method investment of $19,657,385 in the Park Avenue Joint Venture. As of June 30, 2020, we had invested $15,852,851 in Park Avenue Investor.

Park Avenue Investor and the Park Avenue Joint Venture did not have operating activity or distributions for the six months ended June 30, 2021 or 2020.

Summarized balance sheet information for the Park Avenue Joint Venture is as follows:

	June 30, 2021	December 31, 2020
Cash	$28,189	$38,621
Development Costs	43,802,650	32,196,512
Accounts Payable and Accrued Liabilities	1,569,764	2,132,789
Construction Loan	20,419,537	8,361,057

Cottonwood on Broadway

The Cottonwood on Broadway development is structured as follows (with certain wholly owned subsidiaries being excluded for simplicity):

Affiliated Executives	Cottonwood Multifamily Opportunity Fund, Inc.	Cottonwood Residential O.P., LP ("CROP")

	81.2%	18.8%

	Broadway Joint Venture
Residual Interest and Supplemental Return

	100%

	Cottonwood on Broadway Development

We record our investment in the Broadway Joint Venture under the equity method of accounting. Prior to October 1, 2020, the Broadway Joint Venture was owned by affiliated executives, CROP, and us. The affiliated executives used loans from CROP to fund their investment in the Broadway Joint Venture. As of October 1, 2020, the total contribution to the Broadway Joint Venture by the affiliated executives was $1,714,000. On that date, CROP obtained the rights to a 5% preferred return and capital interest in the Broadway Joint Venture to settle the loans, thereby increasing its ownership in the project. Each affiliated executive retained a residual interest and supplemental return in the Broadway Joint Venture allowing them to participate in the profits of the project.

As of June 30, 2021, we had contributed $25,929,117 to the Broadway Joint Venture. As of June 30, 2020, we had contributed $11,674,349 to the Broadway Joint Venture. The Broadway Joint Venture did not have any operating activity or distributions for the six months ended June 30, 2021 or 2020.

Summarized balance sheet information for the Broadway Joint Venture is as follows:

	June 30, 2021	December 31, 2020
Cash	$56,855	$215,284
Development Costs	49,008,533	31,795,659
Accounts Payable and Accrued Liabilities	7,351,508	5,707,553
Construction Loan	11,049,818	—

Note 5 - Stockholders' Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. We had 5,001,000 shares of common stock issued and outstanding as of June 30, 2021 and December 31, 2020. Our sponsor owns 1,000 of the outstanding shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2021 and December 31, 2020.

Distributions

Distributions are determined by the board of directors based on our financial condition and other relevant factors. We expect to have little, if any, cash flows from operations until we have completed our developments and begun lease-up. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stages we may look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Note 6 - Distributions

Park Avenue Investor

Cash from operations, until September 30, 2020, was to be distributed to the members in proportion to their percentage interest. After September 30, 2020, cash from operations is to be distributed to the members in proportion to their percentage interest; provided, however, for the percentage interest associated with affiliated executives and CROP, cash from operations shall be distributed (i) first, to CROP until CROP has received a 5% preferred return, (ii) second, to CROP as the holder of the capital interest until CROP’s net capital contribution is reduced to zero and (iii) thereafter, to the affiliated executives.

Subject to certain restrictions, cash from capital transactions shall be distributed first to the members in proportion to their net capital contributions until their net capital contributions are reduced to zero. The distribution for net capital contributions associated with affiliated executives and CROP shall be made to CROP to the extent of the net capital contribution. Thereafter, cash from capital transactions shall be distributed to the members in proportion to their percentage interests; provided, however, for the percentage interest associated with affiliated executives and CROP, cash from capital transactions shall be distributed (i) first, to CROP until CROP has received a 5% preferred return and its net capital contribution, if any, and (ii) thereafter, to the affiliated executives.

In the event that CROP does not receive a return of its applicable net capital contribution, then each affiliated executive shall contribute an amount equal to the shortfall up to 50% of the applicable net capital contribution for each affiliated executive in proportion to their residual interest, which shall then be distributed to CROP.

Park Avenue Joint Venture

Cash from operations or a capital event from the Park Avenue Joint Venture is to be distributed first to the members to provide a preferred return of 8% on invested capital. Cash will then be distributed 100% to the members until capital accounts are reduced to zero, then 25% to the development joint venture and 75% to the members until the members have received an additional 12% return on invested capital, then 35% to the development joint venture and 65% to the members until the members have received an additional 16% return on invested capital. Profits after the above distributions will then be allocated 50% to the development joint venture and 50% to the members (in proportion to the respective interests in the joint venture).

Taking into consideration the distributions above, the Development Joint Venture will receive a graded promotional interest of the profits of the Park Avenue Joint Venture which is subordinate to our receipt of an 8% preferred return. The Park Avenue Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions.

Broadway Joint Venture

Cash from the Broadway Joint Venture is to be distributed first to those who are members as of September 30, 2020 to provide a preferred return of 8% on invested capital through September 30, 2020. Second to those who are members as of October 1, 2020 (CROP and us) in proportion to their accrued but unpaid 8% preferred return accrued after September 30, 2020 until those members have been distributed an amount equal to their 8% preferred return accrued after September 30, 2020. Third, to the members in proportion to their net capital contributions until their net capital contributions are reduced to zero. Fourth 25% to CROP and 75% to members in proportion to their percentage interest until the members have received an additional 12% return on invested capital (the "First Promote"). Fifth, 35% to CROP and 65% to the members until the members have received an additional 16% return on invested capital (the "Second Promote"). Thereafter, 50% to CROP (together with the First Promote and the Second Promote, collectively, (the “Developer Promote”) and 50% to the members in proportion to their percentage Interests.

The 8% preferred return to CROP in the second step shall be distributed 5% to CROP and 3% to affiliated executives. The distribution for net capital contributions associated with affiliated executives and CROP in the third step shall be made to CROP. The distribution of the First Promote for the percentage interest associated with affiliated executives and CROP, other than a developer promote, shall be made to the affiliated executives. The distribution of the Second Promote for the percentage interest associated with affiliated executives and CROP, other than a developer promote, shall be made to the affiliated executives.

Taking into consideration the distributions above, CROP and affiliated executives will receive a graded promotional interest of the profits of the Broadway Joint Venture which is subordinate to our receipt of an 8% preferred return. The Broadway Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions.

Note 7 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to the Offering and will receive compensation for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. No fees were incurred by us in the six months ended June 30, 2021 and 2020 except those noted below.

Property Management Fee

After stabilization of a project, our sponsor will provide property management services and receive a fee of 3.5% of the annual gross revenues of each property managed for these services, prorated for any partial year. The Park Avenue agreement also has a floor of $8,000 per month.

Lease-up Fee

Our sponsor will receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Development Fee

For services provided in developing Park Avenue, CROP receives an amount equal to one-third of 3% of hard costs. Development fees received by CROP for the Park Avenue project were $63,766 for both the six months ended June 30, 2021 and 2020.

For services provided in developing Cottonwood on Broadway, an affiliate of the sponsor is entitled to a fee of 5% of the project budget multiplied by our ownership percentage of the joint venture. This fee is paid entirely by us. For both the six months ended June 30, 2021 and 2020, development fees received by Cottonwood Capital Property Management II, LLC for the Cottonwood on Broadway project were $585,213.

The development fees incurred to date have been capitalized.

Cost Savings Development Fee

Should the Park Avenue development be completed below the budgeted hard costs, CROP will receive one-fourth of the project cost savings, up to 1.5% of the project budgeted cost.

General Contractor Fee

For general contracting services provided in developing Cottonwood on Broadway, an affiliate of the sponsor is entitled to a fee of 5% of budgeted hard costs for the project multiplied by our ownership percentage of the joint venture. This fee is paid entirely by us. For both the six months ended June 30, 2021 and 2020, we paid $94,454 in general contractor fees to Cottonwood Capital Property Management II, LLC. The general contractor fees incurred to date have been capitalized.

Construction Management Fee

For services in supervising any renovation or construction project in excess of $5,000 in or about the projects after stabilization, the Property Manager shall be entitled to a fee equal to 5% of the cost of the amount (including related professional services) that is expended. This fee is generally not payable for routine maintenance expenditures. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor receives an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee is paid by us. The asset management fee incurred for the six months ended June 30, 2021 and 2020 was $401,787 and $399,491, respectively.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP is a member of the Park Avenue Investor, Park Avenue Joint Venture, and the Broadway Joint Venture and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to these entities. As outlined above, CROP may receive a promotional interest of the profits of the Park Avenue and the Broadway Joint Ventures in exchange for identifying investment opportunities for us. In addition, affiliated executives have a residual interest and supplemental return in the Broadway Joint Venture and a residual interest in Park Avenue Investor allowing them to participate in the profits of the projects. Additional information regarding distributions and allocations of profits for these joint ventures is described above in Note 6.

Distributions and Promotional Interests from Development Joint Ventures

CROP serves as a co-general partner of the development joint venture for Park Avenue and will receive a portion of the promoted interest.

Property Management Corporate Service Fee

Upon lease-up, our sponsor will allocate a flat fee each month to the Park Avenue Joint Venture and the Broadway Joint Venture which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 8 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in either the Park Avenue or Broadway Joint Venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Note 9 - Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no other events have occurred subsequent to June 30, 2021 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description
1.1	MANAGING BROKER-DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.1 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
1.2	FORM OF SOLICITING DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.2 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
2.1	SECOND ARTICLES OF AMENDMENT AND RESTATEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 2.1 ON FORM 1-U (FILE NO. 24R-00118) FILED DECEMBER 28, 2017.
2.2	BYLAWS, INCORPORATED BY REFERENCE TO EXHIBIT 2.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
4.1	FORM OF SUBSCRIPTION AGREEMENT AND ISRAELI INVESTOR QUESTIONNAIRE, INCORPORATED BY REFERENCE TO EXHIBIT 4.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.1	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.2	LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.3	ASSET MANAGEMENT AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.4	FORM OF PROPERTY MANAGEMENT AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.4 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.5	THREE-PARTY AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.5 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.6	COTTONWOOD SUGAR HOUSE, LLC AGREEMENT AND AMENDMENTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.7	PURCHASE AND SALE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.8	DEVELOPMENT SERVICES AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.9	LOAN AGREEMENT EXECUTED BY AND BETWEEN CW SUGAR HOUSE, LLC, AND REGIONS BANK, INCORPORATED BY REFERENCE TO EXHIBIT 6.9 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019.
6.10	PROMISSORY NOTE BETWEEN CW SUGAR HOUSE, LLC AND REGIONS BANK, INCORPORATED BY REFERENCE TO EXHIBIT 6.10 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019.
6.11	AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CW BROADWAY JV, LLC, INCORPORATED BY REFERENCE TO EXHIBIT 6.11 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019.
6.12
LOAN AGREEMENT EXECUTED BY AND AMONG CW BROADWAY JV, LLC, PNC BANK, NATIONAL ASSOCIATION, PNC CAPITAL MARKETS LLC, AND THE LENDERS PARTY THERETO, INCORPORATED BY REFERENCE TO EXHIBIT 6.12 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON MAY 22, 2020.

6.13
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CW BLOCK C, LLC AND RELATED AMENDMENTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.13 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2021.

6.14
PURCHASE AGREEMENT BETWEEN CW BLOCK C, LLC AND COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC. DATED JANUARY 14, 2021, INCORPORATED BY REFERENCE TO EXHIBIT 6.14 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2021.

6.15
PURCHASE AND ASSIGNMENT AGREEMENT BETWEEN COTTONWOOD CAPITAL MANAGEMENT, INC. AND COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC. DATED JANUARY 14, 2021, INCORPORATED BY REFERENCE TO EXHIBIT 6.15 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2021.

9.1	LETTER FROM ERNST & YOUNG LLP TO THE SECURITIES AND EXCHANGE COMMISSION DATED APRIL 17, 2020, INCORPORATED BY REFERENCE TO EXHIBIT 9.1 ON FORM 1-U (FILE NO. 24R-00118) FILED APRIL 17, 2020.
15.1	PRIOR PERFORMANCE TABLES, INCORPORATED BY REFERENCE TO EXHIBIT 15.1 ON FORM 1-A POS (FILE NO. 024-10730) ON NOVEMBER 27, 2018.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Dated: September 28, 2021